Filed by Cooper Tire & Rubber Company

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Tire & Rubber Company

Commission File No.: 001-04329

FAQ March 10, 2021

Assurances from Goodyear

1.	Q: What assurances are in place that I will not “go backward” if my position is retained following closing and I remain with the combined company?

A: In the interest of communicating highlights of what has been agreed to between Cooper and Goodyear, we are providing the following points. We have shortened the language from the actual merger and other agreements and simplified the answers for the purposes of this Q&A document, and we cannot cover every detail here. Therefore, the information that follows should not be considered a substitute for the agreements. Please note that the full merger agreement is available(1) if you are interested in reading it.

With that said, we are pleased to tell you that many assurances are provided by Goodyear. For employees covered by labor agreements, such as union contracts, Goodyear will comply with the terms and conditions of each agreement. For non-union employees, Goodyear has committed to the following for at least one year following the closing of the transaction:

•	Total cash compensation that is as good as in total than what you received immediately before the closing of the merger.

•	Equity and long-term incentive opportunities that are as good as in total as what is provided by Goodyear to its similarly situated employees.

•	Benefits that are as good as in total than either what you had immediately before the closing or the benefits provided by Goodyear to its similarly situated employees.

•	Severance benefits if you are terminated without cause.

Goodyear has also agreed to give you credit for the time you’ve worked at Cooper. Non-union employees will be credited for years of service prior to the closing when it comes to vesting, eligibility to participate in and benefit accruals under the employee benefit plans of Goodyear (excluding pension plans) to the same degree you were entitled before the merger to credit for your service under similar employee benefit plans.

If there is a change from Cooper’s plans to Goodyear’s plans, all “pre-existing conditions” and “actively at work” requirements under Goodyear’s plans will be waived for Cooper employees and their dependents, and Goodyear, if necessary, will apply any eligible expenses incurred by employees/dependents during the part of the year where the Cooper plan transitions to the Goodyear plan to satisfy the deductible, coinsurance and maximum out-of-pocket requirements.

Goodyear provides competitive compensation and benefits.(2)

Timing of Possible Job Eliminations

2.	Q: What can be shared around anticipated timing, specifically as it pertains to positions possibly being eliminated?

A: We have communicated that we expect the transaction to close within the second half of this year. Cooper does not currently intend to eliminate positions prior to the closing as a result of the merger (other than in cases of cause). Goodyear recently announced (March 4) that it has appointed one its most experienced executives to lead the integration process. Cooper is in process of determining our lead and integration planning team, which will work with the Goodyear team on integration planning. It is important to note that, while integration planning will begin soon, no actions will be taken until after closing. These plans will help define what the future state of the joint business will be. Following the closing, it will be up to Goodyear to ultimately determine which positions are impacted. Goodyear recognizes the strong talent across the teams at Goodyear and Cooper and plans to take a best-of-both-worlds approach as we bring our companies together. We expect there will be overlap and elimination of some positions, but there will also be opportunities for Cooper employees in the combined company. It’s too early to know now exactly what that means, but more will be known over time as integration planning takes place and then after the close.

Severance

3.	Q: If positions are eliminated, will severance be available?

A: Yes. For U.S. employees and ex-pats whose home country is the U.S., there is a severance package that will be available in the event your employment is terminated without cause during the 12 months following the closing, subject to applicable conditions. Severance includes a cash component, continuation of health/dental/vision coverage, a prorated AIP bonus, unused vacation payout and job placement assistance. For those outside the U.S., severance will be different depending on country-by-country variations and regulations. Soon, Cooper plans to provide more detailed information to U.S. employees through specific communication regarding severance. Those outside the U.S. will receive more information at the appropriate time from local Human Resources.

Vacation

4.	Q: What will be the impact on the Vacation policy?

A: There is no change to vacation prior to the agreement closing. If employment is terminated, Cooper’s vacation payback provision policies will remain unchanged. This means that any accrued, yet unused vacation will be paid out in full at the time of an employee’s termination – whether voluntary or involuntary. Per the terms of the Vacation Buy-Up policy, those days are “use it or lose it,” and will not be refunded.

Annual Incentive Plan (AIP)

5.	Q: Will the Annual Incentive Plan (AIP) be in place for 2021?

A: Yes. The Annual Incentive Plan (AIP) will continue for the 2021 performance year. Under the transaction agreement, if the merger closes before the payment of the 2021 AIP, all AIP participants who remain employed by the company until the end of the performance period will receive a bonus (assuming one is earned on actual performance for the period). The bonus will be paid at the same time it would have been paid had the acquisition not occurred. So, for illustration purposes, if the transaction closes at some point in the second half of 2021, as we expect, employees who remain employed until 12/31/2021 will receive a bonus payment (again, if earned by actual performance) in the first quarter of 2022.

6.	Q: For 2021 AIP, what if I am terminated by the company without cause after the transaction closes but before the end of the year?

A: For U.S. employees, if your employment is terminated by the company without cause at some time after the transaction closes but before the end of the performance period, you will receive a prorated bonus at target level subject to applicable conditions. The prorated bonus is part of the severance, and as a result, it is not available if employment is terminated by the company before the transaction closes. Again, Cooper does not currently plan to eliminate positions (unless for cause) before the transaction closes. Severance provisions for employees outside the U.S. vary by country, so Human Resources in each region outside the U.S. will supply information on severance plans at the appropriate time.

Merit

7.	Q: Will the 2021 merit process continue?

A: Yes. The merit process will continue for those who are eligible and will be aligned with typical timing.

401(k)

8.	Q: How will my 401(K) be impacted?

A: Between now and the closing date, all aspects of Cooper’s existing 401(K) plan are in effect, including: employee contribution, company match, and vesting requirement. After the proposed transaction closes, such plans, programs, polices, etc., continue, but Goodyear could decide to amend them, discontinue them or roll employees onto their plans.

Pension

9.	Q: What impact will there be on pension plans?

A: Generally, for our tax-qualified retirement plans, your pension benefits are funded through a pension plan trust. The assets in a qualified trust can only be used to pay benefits to participants and reasonable plan administrative expenses and cannot be used by Cooper or Goodyear for any other purpose.

Benefit Payback Provisions

10.	Q: How will payback provisions for benefits such as Tuition Assistance, Relocation, Signing Bonus, and Immigration Sponsorship be impacted?

A: Prior to the transaction closing, Cooper’s payback provision policies on benefits received will remain unchanged. In the U.S., this means that if an employee leaves voluntarily prior to the acquisition agreement closing, the exiting employee will be held responsible to the payback provision policy language as written. The closing will not change these policies and agreements, but after closing Goodyear may determine whether to change these arrangements in accordance with their benefits and policies.

Retiree Medical

11.	Q: How will Retiree Medical benefits be impacted?

A: Prior to close, there will be no changes to the current Cooper policy as written. After the transaction closes, Goodyear will make decisions about whether to make changes to the plan for Cooper employees who have been grandfathered into Retiree Medical benefits eligibility.

Immigration Sponsorship

12.	Q: What will be the impact on immigration sponsorship?

A: Immigration topics are highly individual, and we are committed to communicating with sponsored employees to discuss any impacts. Sponsored employees should contact Julie Shope, Global Mobility Manager—Human Resources, at jkshope@coopertire.com.

Enforcement of Non-Competes

13.	Q: How will non-competes be enforced?

A: There is no planned change to the enforcement of non-compete agreements prior to closing. Any Cooper employee who wishes to pursue employment with a competitor is subject to their signed agreement. As always, Cooper has a process in place to review requests for waivers to non-compete agreements, and that is unchanged. Please speak with your HR representative if you have questions about this process.

Wholly Owned Subsidiary

14.	Q: What does it mean that Cooper will become, if the deal closes, a wholly owned subsidiary of Goodyear?

A: This means that when the transaction closes, Cooper will no longer be a publicly held organization that is traded on the NYSE. Cooper will be owned by Goodyear. Until the integration process takes place after closing, we do not know how the operation of Cooper will be handled by Goodyear. We remain committed to keeping you informed when information is available.

Community Giving

15.	Q: In light of the acquisition, will Cooper continue its community giving?

A: Yes. As we continue to operate as separate companies until closing, Cooper remains committed to our communities. In fact, just recently, in response to the winter storm that swept across the Southern U.S., including Texas, the Cooper Foundation made donations to ensure those most in need had access to food, shelter, and utility assistance. Additionally, Cooper recently affirmed its sponsorship of the Julie Cole Charity Golf Classic in Findlay and the Foundation Board continues its work.

Why Did We Agree to Be Acquired?

16.

Q: You’ve said that Goodyear approached Cooper, but with the progress we were making in our business, why did we entertain any offer…why didn’t we go it alone since we were on such a strong trajectory?

A: We all feel good about the progress Cooper has made and continues to make to transform our business. All of you deserve credit for making that happen. Please know that we see and appreciate the extra effort and hard work you put into executing our strategic plan and we are achieving some great things. At the same time, as a publicly held company, Cooper (and any public company) is owned by the shareholders. It is our first priority and duty to shareholders to create value. We absolutely were not looking to sell Cooper, but we were presented with a compelling offer from Goodyear, which we felt was in the best interests of the company and its shareholders. Our duty was to follow through on this offer, which met several conditions such as the level of return to shareholders, certainty of the deal closing, and positioning the company in the best way possible for the future.

Could Cooper Have Acquired A Company?

17.	Q: Did we consider acquiring someone and creating scale in our industry that way?

A: It is not easy to find (even if you are looking) combinations that offer the advantages of the proposed Goodyear-Cooper transaction. Scale is important for long term success in our industry and this helps Cooper achieve scale. Again, we were not looking for a transaction. One came to us. The opportunity to be part of Goodyear, one of the largest and most respected tire companies in the world, was compelling and we also appreciated the similar cultures, commitments to quality and customers, and the heritage of both companies. This represents a next chapter for Cooper that we believe is compelling.

Synergies

18.

Q: Is the $165M in run rate synergies/savings over two years that was mentioned in the news release going to come all from salaries or are there expenses in that number too? How many jobs does this number suggest?

A: As the news release stated, this would come from a number of areas, including overlapping corporate functions and realizing operating efficiencies. So, not all is expected to come from headcount reductions. While we understand that employees are seeking to understand how many positions may be eliminated as the companies combine, we are not able to predict this. The integration planning work will help define what the combined company will look like, and once the transaction closes, the companies can actually integrate. Until then, it’s premature to attempt to answer this today.

Our Brands

19.	Q: What will happen to brands like Avon motorcycle/motorsport…it is an iconic brand with a lot of value. What about Cooper? Mastercraft? Mickey Thompson, etc.?

A: Of course, we cannot make commitments for Goodyear on what brands will be retained following the closing of the transaction, but we can say that Goodyear has clearly acknowledged the power and value of our brands and the desire to blend the offerings of both companies to meet a wider range of customer needs.

Facilities Beyond Plants

20.	Q: Goodyear seems to be planning to retain our manufacturing plants, but what has been said about facilities such as the Test Track, Tall Timbers, our Tech Centers, etc.?

A: It’s premature to speculate on the future of sites. There is a lot of work to be done in the integration planning process, and this work will help determine the future of facilities. Such decisions won’t be fully known until some point after the closing. Until then, all operates as usual.

Retail Expansion and OE

21.

Q: Are we still going to go after new customers and growth with new relationships like Walmart and others under the retail expansion strategy? Does the deal mean we will be out of Walmart, for example? What about the OEM business (global, not only in Asia)?

A: Until the agreement closes, our two companies will operate separately and compete as we always have. Therefore, we will continue to pursue business as we planned prior to the agreement and we will seek to expand our business as we planned. We cannot discuss or predict what individual customers will do or not do, but we can tell you that we will be actively competing as we always have until the transaction closes. At that point, we will know more.

Uncle Cooper

22.	Q: What happens to the brand building we’ve been doing with Uncle Cooper…will we phase out that character/ads?

A: Until the agreement closes, our two companies will operate separately and compete as we always have. Therefore, we will continue to market our brands and products as planned. Following closing, we will be a combined company and could change or not change our marketing programs…we cannot speculate about this today.

Working in Akron

23.

Q: Will Goodyear require retained employees to work in Akron? If Goodyear requires that all corporate employees who are to be retained will need to work in Akron, what will happen to our corporate office, tech center buildings?

A: First, nothing has been communicated about where and how employees employed by the future combined company (post-close) will work. We just started working together on the integration planning process and many decisions have yet to be made. Goodyear has said they intend to maintain a presence in Findlay, but it’s premature to indicate exactly what that means as so much remains to be worked out through the integration planning process. As we have announced, we are just beginning to pull together our integration planning team, so there is much work to be done in this area.

Joint Ventures

24.	Q: What happens with our joint ventures like Sailun Vietnam or GRT? Do they remain or are they voided with the change in control?

A: Nothing changes. These joint ventures remain part of Cooper just as they are prior to the transaction. They will continue to be part of the Goodyear-Cooper organization after the closing.

Talent at Cooper

25.

Q: It’s been said that talents from both companies will be combined, but how will Goodyear know about the talents within Cooper? Will performance reviews from the past be shared? Will Cooper employees be interviewed by Goodyear at a certain point?

A: Goodyear recognizes the strong talent across the teams at Goodyear and Cooper and plans to take a best-of-both-worlds approach as we bring our companies together. The integration planning process, which will include both Cooper and Goodyear people, will seek to identify key talent and to figure out how best to deploy them in a combined organization. The integration teams will discuss talent and we do expect that Cooper employees will speak with Goodyear at the appropriate time to determine best fits for roles.

(1)

Please note: For awareness, the merger agreement between Goodyear and Cooper is publicly available at https://d18rn0p25nwr6d.cloudfront.net/CIK-0000024491/4e7ec7c9-3844-411d-b18b-b6959a874e84.html. It provides details on what has been agreed to between the two companies, and you may read it if you want to learn more.

(2)	Please note: For more information about Goodyear, we recommend that you visit Goodyear.com and click on Corporate.

***

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare

Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.